Plan of Distribution

ADDENDUM TO SCHEDULE B

The total fees paid by the respective Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

Calvert Social Investment Fund
Calvert Conservative Allocation Fund
Calvert Moderate Allocation Fund

Class A

Distribution Fee	Service Fee

0.10%	0.25%

Class B		Class C

Distribution Fee	Service Fee	Distribution Fee	Service Fee

0.75%	0.25%	0.75%	0.25%

Date: March 8, 2005